
Mail Stop 7010

October 3, 2006

ATS Inc.
Mark Chatterji, President and Director
71683 Riverside Drive
Covington, LA 70433

>   **Re: Energy Partners, Ltd.**
>   **DFAN14A filed September 28, 2006**
>   **by ATS Inc. and Woodside Petroleum**

Dear Mr. Chatterji:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DFAN 14A submitted on September 28, 2006
Exhibit 99.1

1. We note that you have included information about the premium shareholders would receive for tendering their shares as compared to the day before the tender offer was announced. Please include further disclosure to indicate that currently the bid offers no premium to market price and that the bid is currently less than what an individual could achieve in a sale into the market.

2. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis, with a view toward disclosure. Please expand your disclosure accordingly. We cite the following examples of statements or assertions in the soliciting materials that require both supplemental support and/or recharacterization as statements of belief or opinion:

- "The EPL Board of Directors is telling stockholders to dilute their ownership and incur potentially crippling levels of debt in order to pay a premium to Stone stockholders, a vulnerability that is magnified by the recent downturn in commodity prices,"
- "we have assembled a team of highly experienced and respected oil and gas executives to replace the existing directors of EPL"

3. We note that you discuss the high level of expertise offered by your chosen board of directors. Please indicate that holders who tender all of their shares would no longer have any ownership in the new company and would not be affected by your proposed board of directors. Similarly, please revise to indicate that holders who tender no shares or only a portion of their shares would likely be cashed out at a later time and would also not be affected by your proposed board of directors. Please explain how EPL shareholders would reap the benefits of your chosen board of directors. Additionally, please disclose your planned course of action if the Stone merger does not go through and the ATS offer is not completed.

4. Please expand your disclosure to explain the conditions to the offer which have not yet been met.

* * * * *

Please respond to these comments by filing a revised preliminary proxy statement and continue to comply with our comments when disseminating information in the future. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do

>   not foreclose the Commission from taking any action with respect to the
>   filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or me at (202) 551-3445 with any other questions.

Sincerely,

Michael Pressman
Office of Mergers & Acquisitions
Special Counsel